                                                                                                    -----------------------------
                                                     UNITED STATES                                          OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:         3235-0058
                                                                                                    Expires:
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                    hours per response ..... 2.50
                                                                                                    -----------------------------
                                                                                                    -----------------------------
                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                                 0-6580
(Check One):                                                                                        -----------------------------
                                                                                                    -----------------------------
 [X] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q  [ ] Form N-SAR                                   CUSIP NUMBER
                                                                                                              705019 40 4
     For Period  Ended: December 31, 1999                                                           -----------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

------------------------------------------------------------------------------------------------------------------------------------
                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
------------------------------------------------------------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

Pease Oil and Gas Company
------------------------------------------------------------------------------------------------------------------------------------
Full Name of Registrant
N/A
------------------------------------------------------------------------------------------------------------------------------------
Former Name if Applicable

751 Horizon Court, Suite 203
------------------------------------------------------------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Grand Junction, Colorado 81506-8758
------------------------------------------------------------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

  [x]   | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  [x]   | (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the
        |     subject  quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
  [x]   | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable  detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,  N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The  Registrant has filed a  registration  statement  with the Commission  regarding a proposed merger with another entity (File No.  333-95213).  The Commission Staff comments  regarding the initial  filing  addressed  the  financial  statements  of the  company  to be merged  into the
     Registrant (no comments have been received  regarding the Registrant's  financial  statements).
     The attempt to satisfy these comments has delayed the completion of the  Registrant's  Form 10-
     KSB and the related audit of the  Registrant's  financial  statements since complete and proper disclosure  regarding  the  proposed  transaction  (pending  since May 1999) and its  effect on
     Registrant will be included in Registrant's Form 10-KSB.  Accordingly,  the Registrant requires additional time to file its December 31, 1999 10-KSB.



PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Patrick J. Duncan                                970                                      245-5917
------------------------------------------------------------------------------------------------------------------------------------
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                                                                       [X] Yes  [ ] No

    --------------------------------------------------------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                [X] Yes  [ ] No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

     The  Registrant  expects to report total revenues of  $2,146,959,  a net loss of  approximately
     $465,274 and a net loss applicable to common  stockholders of approximately  $730,798 (or $0.43 per share) for the year ended  December  31,  1999.  This can be compared  to the  Registrant's reported  revenues of  $2,916,982,  a net loss of $10.6 million,  and a net loss  applicable to common  stockholders  of $12.7  million (or $7.99 per share) for the same  period in 1998.  The significant  improvement in the 1999 results of operations can be attributed to: 1.) higher oil prices in 1999 leading to  increased  margins;  2.) general and  administrative  expenses  were
     $988,610  lower in 1999 when compared to 1998;  and 3.) an impairment  charge of  approximately
     $7.6 million was recognized in 1998 principally  associated with the "ceiling test" of the full cost pool. No impairment was recognized in 1999.


====================================================================================================================================

                                               PEASE OIL AND GAS COMPANY
                                       ------------------------------------------
                                      (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: MARCH 30, 2000                                                        By /s/ Patrick J. Duncan
                                                                                ----------------------------------------------------
                                                                                Patrick J. Duncan, President/Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
------------------------------------------------------------------------------------------------------------------------------------


